Mail Stop 6010


							January 25, 2006



Via U.S. Mail and Facsimile (801) 776-6440

Mr. Richard Secord
Acting Chief Financial Officer
Computerized Thermal Imaging, Inc.
1719 West 2800 South
Ogden, UT 84401


	Re:	Computerized Thermal Imaging, Inc.
		Form 10-KSB for year ended June 30, 2005
		Filed October 31, 2005
		File No. 001-16253

Dear Mr. Secord:

      We have reviewed your filings and have the following comments.
We have limited our review to your financial statements and related disclosures. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the Fiscal Year Ended June 30, 2005

Financial Statements

Note 1. Summary of Business and Significant Accounting Policies, page 35

Revenue Recognition, page 37

1. We note that you have $669 thousand of deferred revenues from the
NanDa licensing and manufacturing agreement entered into in June 2003. In your September 30, 2005 10-QSB, you state that the remaining obligation related to this deferral is to train NanDa employees in China. Considering that you have suspended most of your activities and your reduction in headcount, please tell us when and how you intend to fulfill this obligation. If you do not fulfill this obligation, please tell us if you are required to refund this amount back to NanDa. Furthermore, please provide further disclosures in your future filings on how you intend to refund this amount, should you be required to, or what alternative course of action will be taken.

Note 11.  Segments, page 45

2. You state that for your two distinct operating segments, "the allocation models used to separate costs into these segments became misleading." Therefore, you separate your revenues but not the costs to the segments. Please tell us about the content of the financial information reviewed by your CODM for each of the operating segments identified above. Please also explain how you considered SFAS 131, including paragraphs 25 - 28, in determining that your disclosures are compliant with segment reporting. In addition, tell us how your inability to accurately track the costs relating to your segments would not constitute a material weakness and how your officer concluded that your disclosure controls and procedures are effective.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or me at (202) 551-3676 if you have questions regarding these comments. In this regard, do not hesitate to also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.


	Sincerely,




							   	Brian Cascio
							Accounting Branch Chief
Mr. Richard Secord
Computerized Thermal Imaging, Inc.
January 25, 2006
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